June 3, 2022

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	The Graystone Company, Inc. (Registrant)
The Graystone Company, Inc. Request for Withdrawal Form Type: 8-A12G Filing Date: April 14, 2022 Document Number: 000-54254

Dear Staff:

On April 14, 2022, the 8-A12G filing was inadvertently submitted on behalf of the Registrant.  We hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of the 8-A12G filing submitted on April 14, 2022.

If you have any questions, please contact me either at 954-271-2704 or info@thegraystonecompany.com.

Sincerely,

/s/ Anastasia Shishova
Anastasia Shishova
President/CEO
The Graystone Company, Inc.